Exhibit 99.3

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

TABLE OF CONTENTS

Page

Condensed Consolidated interim Statements of Financial Position	F-2

Condensed Consolidated interim Statements of Profit or Loss and Other Comprehensive Income	F-3

Condensed Consolidated interim Statements of Changes in Equity	F-4 - F-6

Condensed Consolidated interim Statements of Cash Flows	F-7 - F-8

Notes to the Condensed Consolidated Interim Financial Statements	F-9 - F-14

- - - - - - - - - - -

KAMADA LTD.

Condensed Consolidated Interim Statements of Financial Position

	As of		As of
	June 30,		December 31,
	2026	2025	2025
	Unaudited
	U.S. Dollars in Thousands

Assets
Current Assets
Cash and cash equivalents	$29,473	$65,985	$75,469
Short-term investments	40,660	-	-
Trade receivables, net	36,707	30,501	27,007
Other accounts receivables	5,859	4,704	5,656
Inventories	86,875	82,079	84,943
Total Current Assets	199,574	183,269	193,075

Non-Current Assets
Property, plant and equipment, net	43,271	37,894	41,367
Right-of-use assets	8,730	9,250	8,900
Intangible assets, and other long-term assets	93,967	99,640	97,511
Goodwill	30,313	30,313	30,313
Contract assets	7,307	7,807	7,544
Total Non-Current Assets	183,588	184,904	185,635
Total Assets	$383,162	$368,173	$378,710
Liabilities
Current Liabilities
Current maturities of lease liabilities	2,286	1,866	2,121
Current maturities of other long term liabilities	6,031	9,850	9,923
Trade payables	28,351	25,077	23,242
Other accounts payables	12,330	8,804	12,108
Deferred revenues	161	177	-
Total Current Liabilities	49,159	45,774	47,394

Non-Current Liabilities
Lease liabilities	9,515	9,549	9,440
Contingent consideration	21,327	18,884	20,372
Other long-term liabilities	28,962	32,782	30,113
Deferred taxes	3,820	659	1,651
Employee benefit liabilities, net	821	571	670
Total Non-Current Liabilities	64,445	62,445	62,246

Shareholder’s Equity
Ordinary shares	15,081	15,077	15,078
Additional paid in capital net	268,404	268,243	268,283
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	160	456	177
Capital reserve from share-based payments	7,110	5,226	5,711
Capital reserve from employee benefits	394	374	385
Accumulated deficit	(18,101)	(25,932)	(17,074)
Total Shareholder’s Equity	269,558	259,954	269,070
Total Liabilities and Shareholder’s Equity	$383,162	$368,173	$378,710

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
	Unaudited		Unaudited
	U.S. Dollars in Thousands

Revenues from proprietary products	$83,926	$78,453	$47,699	$38,436	$156,206
Revenues from distribution	16,235	10,319	7,222	6,318	24,254

Total revenues	100,161	88,772	54,921	44,754	180,460

Cost of revenues from proprietary products	44,806	40,580	26,604	20,842	83,928
Cost of revenues from distribution	13,772	8,514	5,850	4,983	20,125

Total cost of revenues	58,578	49,094	32,454	25,825	104,053

Gross profit	41,583	39,678	22,467	18,929	76,407

Research and development expenses	4,381	7,465	2,200	3,219	12,995
Selling and marketing expenses	9,691	9,068	4,938	4,558	18,455
General and administrative expenses	11,048	8,265	5,819	4,067	18,724
Other expenses	-	14	-	14	-
Operating income	16,463	14,866	9,510	7,071	26,233

Financial income	859	987	434	453	1,921
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(693)	(723)	(432)	(974)	(1,171)
Revaluation of long- term liabilities	(490)	(2,380)	1,048	(605)	(2,652)
Financial expenses	(559)	(384)	(371)	(192)	(864)
Income before tax on income	15,580	12,366	10,189	5,753	23,467
Taxes on income	(2,186)	(1,026)	(927)	1,623	(3,269)

Net Income	$13,394	$11,340	$9,262	$7,376	$20,198

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain on cash flow hedges	784	563	694	677	1,069
Net amounts transferred to the statement of profit or loss for cash flow hedges	(801)	(158)	(528)	(104)	(943)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain from defined benefit plan	9	10	20	2	21
Total comprehensive income (loss)	$13,386	$11,755	$9,448	$7,951	$20,345

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.23	$0.20	$0.16	$0.13	$0.35
Diluted net earnings per share	$0.23	$0.19	$0.16	$0.13	$0.35

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

			Capital		Capital
			reserve		reserve	Capital
			due to	Capital	from	reserve
		Additional	translation to	reserve	Share	from
	Share	paid in	presentation	from	based	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in Thousands
Balance as of January 1, 2026	$15,078	$268,283	$(3,490)	$177	$5,711	$385	$(17,074)	$269,070
Net income	-	-	-	-	-	-	13,394	13,394
Other comprehensive income (loss), net of tax	-	-	-	(17)	-	9	-	(8)
Total comprehensive income (loss)	-	-	-	(17)	-	9	13,394	13,386
Exercise and forfeiture of share-based payment into shares	3	121	-	-	(121)	-	-	3
Cost of share-based payment	-	-	-	-	1,520	-	-	1,520
Dividend declared ($0.25 per share)	-	-	-	-	-	-	(14,421)	(14,421)
Balance as of June 30, 2026	$15,081	$268,404	$(3,490)	$160	$7,110	$394	$(18,101)	$269,558

			Capital		Capital
			reserve		reserve	Capital
			due to	Capital	from	reserve
		Additional	translation to	reserve	Share	from
	Share	paid in	presentation	from	based	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in Thousands
Balance as of January 1, 2025	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464
Net income	-	-	-	-	-	-	11,340	11,340
Other comprehensive income (loss), net of tax	-	-	-	405	-	10	-	415
Total comprehensive income (loss)	-	-	-	405	-	10	11,340	11,755
Exercise and forfeiture of share-based payment into shares	49	1,310	-	-	(1,360)	-	-	(1)
Cost of share-based payment	-	-	-	-	270	-	-	270
Dividend declared ($0.20 per share)	-	-	-	-	-	-	(11,534)	(11,534)
Balance as of June 30, 2025	$15,077	$268,243	$(3,490)	$456	$5,226	$374	$(25,932)	$259,954

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars In thousands
Balance as of April 1, 2026	$15,078	$268,360	$(3,490)	$(6)	$6,434	$374	$(27,363)	$259,387
Net income	-	-	-	-	-	-	9,262	9,262
Other comprehensive income (loss), net of tax	-	-	-	166	-	20	-	186
Total comprehensive income (loss)	-	-	-	166	-	20	9,262	9,448
Exercise and forfeiture of share-based payment into shares	3	44	-	-	(44)	-	-	3
Cost of share-based payment	-	-	-	-	720	-	-	720
Balance as of June 30, 2026	$15,081	$268,404	$(3,490)	$160	$7,110	$394	$(18,101)	$269,558

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars In thousands
Balance as of April 1, 2025	$15,074	$268,160	$(3,490)	$(117)	$5,266	$372	$(33,308)	$251,957
Net income	-	-	-	-	-	-	7,376	7,376
Other comprehensive income (loss), net of tax	-	-	-	573	-	2	-	575
Total comprehensive income (loss)	-	-	-	573	-	2	7,376	7,951
Exercise and forfeiture of share-based payment into shares	3	83	-	-	(133)	-	-	(47)
Cost of share-based payment	-	-	-	-	93	-	-	93
Balance as of June 30, 2025	$15,077	$268,243	$(3,490)	$456	$5,226	$374	$(25,932)	$259,954

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	U.S. Dollars in Thousands
Balance as of January 1, 2025 (audited)	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464
Net income	-	-	-	-	-	-	20,198	20,198
Other comprehensive income (loss), net of tax)	-	-	-	126	-	21	-	147
Total comprehensive income (loss)	-	-	-	126	-	21	20,198	20,345
Exercise and forfeiture of share-based payment into shares	50	1450	-	-	(1,450)	-	-	50
Cost of share-based payment	-	-	-	-	845	-	-	845
Dividend declared ($0.20 per share)							(11,534)	(11,534)
Income tax impact associated with issuance of shares	-	(100)	-	-			-	(100)
Balance as of December 31, 2025	$15,078	$268,283	$(3,490)	$177	$5,711	$385	$(17,074)	$269,070

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Cash Flows

	Six months period Ended		Three months period Ended		Year Ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
	Unaudited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$13,394	$11,340	$9,262	$7,376	$20,198

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	7,742	7,357	3,891	3,746	14,918
Financial expenses net	883	2,500	(679)	1,318	2,766
Cost of share-based payment	1,520	270	720	95	845
Taxes on income	2,186	1,026	927	(1,623)	3,269
Gain from sale of property and equipment	-	(8)	-	-	(8)
Change in employee benefit liabilities, net	165	74	134	58	183
	12,496	11,219	4,993	3,594	21,973
Changes in asset and liability items:

Increase in trade receivables, net	(9,948)	(8,670)	(191)	(2,113)	(5,407)
Decrease (increase) in other accounts receivables	(697)	1,078	(1,985)	1,749	(535)
Increase in inventories	(1,932)	(3,260)	(1,438)	(3,721)	(6,124)
Decrease in contract asset	237	212	118	118	475
Increase (decrease) in trade payables	3,912	(4,131)	5,358	(383)	(6,870)
Increase (decrease) in other accounts payables	(87)	(883)	1,810	1,161	950
Increase (decrease) in deferred revenues	161	6	94	(28)	(171)
	(8,354)	(15,648)	3,766	(3,217)	(17,682)
Cash received (paid) during the period for:

Interest paid	(559)	(384)	(372)	(208)	(864)
Interest received	859	987	434	453	1,921
Taxes (paid) received	(59)	(6)	(15)	23	(56)
	241	597	47	268	1,001

Net cash provided by operating activities	$17,777	$7,508	$18,068	$8,021	$25,490

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

Condensed Consolidated Interim Statements of Cash Flows

	Six months period Ended		Three months period Ended		Year Ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
	Unaudited
	U.S Dollars In thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	(3,080)	(3,482)	(2,107)	(2,014)	(9,846)
Investment in short term investments	(40,660)	-	(435)	-	-
Proceeds from sale of property and equipment	-	8	-	-	8
Net cash used in investing activities	(43,740)	(3,474)	(2,542)	(2,014)	(9,838)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	49	3	3	50
Repayment of lease liabilities	(857)	(418)	(468)	(404)	(972)
Repayment of other long-term liabilities	(4,577)	(4,509)	(4,110)	(4,184)	(5,889)
Dividends Paid	(14,421)	(11,534)	(14,421)	(11,534)	(11,534)
Net cash used in financing activities	(19,852)	(16,412)	(18,996)	(16,119)	(18,345)

Exchange differences on balances of cash and cash equivalent	(181)	(72)	21	(153)	(273)

Decrease in cash and cash equivalents	(45,996)	(12,450)	(3,449)	(10,265)	(2,966)

Cash and cash equivalents at the beginning of the period	75,469	78,435	32,922	76,250	78,435

Cash and cash equivalents at the end of the period	$29,473	$65,985	$29,473	$65,985	$75,469

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$685	$509	$246	$157	$1,221
Purchase of property and equipment and Intangible assets	$1,743	$1,030	$1,743	$1,030	$2,523

The accompanying Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 1:- General

Kamada Ltd (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B® , as well as KAMRAB® and two equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel and the MENA region through in-licensing partnerships including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

In November 2021, the Company acquired, pursuant to an Asset Purchase Agreement, CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B from Saol Therapeutics Ltd. The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers.

In accordance with an agreement with Takeda Pharmaceuticals Company Limited (“Takeda”), starting from the first quarter of 2022, Takeda pays the Company royalties on sales of GLASSIA manufactured by Takeda in the United States and, commencing in 2024, in Canada, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each year from 2022 to 2040. The Company will also be entitled to royalty income on sales of GLASSIA by Takeda in Australia and New Zealand, to the extent that GLASSIA will be approved, and sales will be generated in these markets by Takeda in the future.

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company; within the meaning of the Israeli Companies Law, 1999.

The Company’s activity is divided into two operating segments:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics and normal source plasma.

Distribution	Distribute imported drug products in Israel and MENA region, which are manufactured by third parties.

The Company has four wholly-owned subsidiaries – Kamada Inc., Kamada Plasma LLC (wholly owned by Kamada Inc.), KI Biopharma LLC and Kamada Ireland Limited. In addition, the Company owns 74% of Kamada Assets Ltd. (“Kamada Assets”).

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 2:- Material Accounting Policies

a.	Basis of preparation of the condensed consolidated interim financial statements:

The condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”. The condensed consolidated interim financial statements reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year.

b.	Forthcoming requirements

Presentation and Disclosure in Financial Statements – IFRS 18

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit and loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals for “operating profit or loss,” profit or loss before financing income and taxes” and “profit or loss” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted.

The Company is currently assessing the impact of the Standard on its financial statements. As of June 30, 2026, the Company is currently evaluating the impact of this new standard.

Note 3:- Significant events in the reporting period

On March 11, 2026, the company announced that its Board of Directors has declared a special cash dividend of $0.25 (NIS 0.77) per share on the Company’s common stock (totaling $14,421 thousands). The special cash dividend was paid on April 7, 2026, to shareholders of record at the close of business on March 23, 2026.

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics and normal source plasma.
Distribution	Distribute imported drug products in Israel and MENA region, which are manufactured by third parties.

b.	Reporting on operating segments:

	Six months period ended June 30, 2026
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$83,926	$16,235	$100,161
Gross profit	$39,120	$2,463	$41,583
Unallocated corporate expenses			(25,120)
Finance expenses, net			(883)
Income before taxes on income			$15,580

	Six months period ended June 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$78,453	$10,319	$88,772
Gross profit	$37,873	$1,805	$39,678
Unallocated corporate expenses			(24,812)
Finance expenses, net			(2,500)
Income before taxes on income			$12,366

	Three months period ended June 30, 2026
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$47,699	$7,222	$54,921
Gross profit	$21,095	$1,372	$22,467
Unallocated corporate expenses			(12,957)
Finance expenses, net			679
Income before taxes on income			$10,189

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments: (cont.)

	Three months period ended June 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$38,436	$6,318	$44,754
Gross profit	$17,594	$1,335	$18,929
Unallocated corporate expenses			(11,858)
Finance expenses, net			(1,318)
Income before taxes on income			$5,753

	Year Ended December 31, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Revenues	$156,206	$24,254	$180,460
Gross profit	$72,278	$4,129	$76,407
Unallocated corporate expenses			(50,174)
Finance expenses, net			(2,766)
Income before taxes on income			$23,467

c.	Reporting on operating segments by geographic region:

	Six months period ended June 30, 2026
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$57,391	$-	$57,391
Israel	4,570	16,235	20,805
Latin America	9,410	-	9,410
Canada	5,533	-	5,533
Europe	4,911	-	4,911
Asia	939	-	939
Others	1,172	-	1,172
	$83,926	$16,235	$100,161

	Six months period ended June 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$55,494	$-	$55,493
Israel	3,036	10,319	13,355
Latin America	9,880		9,880
Canada	5,595		5,595
Europe	2,453	-	2,453
Asia	1,972	-	1,972
Others	23		23
	$78,453	$10,319	$88,772

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4:- Operating Segments (cont.)

c.	Reporting on operating segments by geographic region: (cont.)

	Three months period ended June 30, 2026
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$35,285	$-	$35,285
Israel	1,415	7,222	8,637
Canada	2,218		2,218
Europe	3,168	-	3,168
Latin America	4,618	-	4,618
Asia	391	-	391
Others	604	-	604
	$47,699	$7,222	$54,921

	Three months period ended June 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$25,336	$-	$25,336
Israel	1,683	6,318	8,001
Canada	2,559		2,559
Europe	2,384	-	2,384
Latin America	5,269	-	5,269
Asia	1,182	-	1,182
Others	23	-	23
	$38,436	$6,318	$44,754

	Year ended December 31, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Geographical markets
U.S.A	$99,644	$-	$99,644
Israel	5,309	24,254	29,563
Latin America	24,223	-	24,223
Canada	10,805	-	10,805
Europe	9,449	-	9,449
Asia	6,720	-	6,720
Others	56	-	56
	$156,206	$24,254	$180,460

KAMADA LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Note 5:- Financial Instruments

Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2	Level 3
	U.S Dollars in thousands
June 30, 2026
Derivatives instruments	$-	$158	$-
Contingent consideration	$-	$-	$(21,327)

June 30, 2025
Derivatives instruments	$-	$542	$-
Contingent consideration	$-	$-	$(21,884)

December 31, 2025
Derivatives instruments	$-	$197	$-
Contingent consideration	$-	$-	$(23,237)

During the six months ended on June 30, 2026, there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 6:- Subsequent events

On August 5, 2026, the Company’s shareholders approved the grant of 30,000 options to each of the director nominees and external director nominees under the Company’s 2011 Israeli Share Award Plan. The options have an exercise price of NIS 22.795 per share and vest over a four-year period.